Exhibit 17.1
April 3, 2007

Dear Board of Directors:

Please accept this letter as my resignation from the Board of Directors of Intrepid Holdings, Inc. My tenure on the Board has been rewarding and I appreciated the opportunity to serve Intrepid and its shareholders.

Needless to say, I believe in the concept and leave believing that I was able to make a contribution to the organization as a director and that this will become a great organization serving the patient population that is so important to all of us.

I wish the Board well in all future endeavors.

                            Sincerely,

                            /s/ Ernest L. Carter Jr. M.D. Ph.D.

                            Ernest L. Carter Jr. M.D. Ph.D.